

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

Christopher Zosh
Vice President of Finance
Cleveland BioLabs, Inc.
73 High Street
Buffalo, New York 14203

> **Re: Cleveland BioLabs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 7, 2021**
> **File No. 333-253111**

Dear Mr. Zosh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 110

1.   Please revise this section of the prospectus to indicate the it constitutes the opinion of your tax counsel. For additional guidance, please refer to section III.B.2 to Staff Legal Bulletin No. 19.

General

2.   We note your response to prior comment 2. Please provide us with the analysis supporting your statement that the Company has met the requirements for use of Form S-3 as reproduced in General Instruction B.1. of Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David S. Wolpa, Esq.